Exhibit 99.4

SUMMARY OF EXECUTIVE OFFICER EMPLOYMENT AGREEMENTS

Term. Initial term of 36 months (“Initial Term”) from October 1, 2007, to be renewed automatically for successive periods of twelve (12) month’s each (“Renewal Term”) unless written notice to the contrary is given at least sixty (60) days prior to the end of the Initial Term or any Renewal Term. The Employment Agreement is to terminate and replace all other employment agreements between the Executive and the Company.

Base Salary. Base salary during the first year of the Initial Term will be as follows, subject to yearly increases thereafter as determined by the Board:

$350,000                      Collier Spark - CEO & President
$250,000                      Mike Sweet - Senior Vice President, CFO & COO
$250,000                      Richard Larsen - Senior Vice President, General Counsel & Secretary
$170,000                      Mike Garcia - Senior Vice President Marketing & Sales
$140,000                      Tim Rohrbach – Vice President, CTO, Engineering

Annual Bonus. Annual cash bonus opportunity of 50-200% of Base Salary based on Board approved targets.

January 1, 2008 Stock Option Award. Stock Options to be granted as follows:

J. Collier Sparks - 690,000
Michael Sweet - 625,000
Richard Larsen - 406,500
Mike Garcia - 450,000
Tim Rohrbach - 482,900

Five year term, vested on January 1, 2009 unless sooner on change of control. Grant price is the price per share on the trading day immediately preceding January 1, 2008.

Additional Equity Awards. Additional awards may be made during the year based on achievement of specific performance goals. The target value of this Annual Option will be the greater of 400% of Base Salary or a percentage in a pool sharing 25% of EBITDA profits.

Minimum Option Awards. Additional awards will be granted to maintain the Minimum Ownership based on outstanding shares (Sparks= 5%; Larsen & Sweet = 3%; Garcia and Rohrbach = 2%).

Termination. The following benefits are to be paid/provided if, during the term of the Executive’s employment he is terminated/terminates for one (or more) of three reasons: (i) by the Company without Cause; (ii) by the Executive for “Constructive Termination”; or (iii) in the event of a Change in Control.

Benefits are: (i) all accrued pay, bonus, vacation, expenses payable to the end of the Term; (ii) two times Base Salary; (iii) two times minimum Target Bonus; (iii) benefit continuation for two years (or cash in lieu thereof); (iv) all unvested options/restricted stock grants vest; (v) excess parachute payment excise tax is covered by the Company; (vi) executive's legal fees are paid by the Company should he need to enforce rights against the Company; and (vii) any successor entity must specifically assume the obligations of the Company to the Executive and agree to perform them.

Cause. "Cause" shall mean (i) the Executive is convicted of a felony involving moral turpitude or any other felony (other than motor vehicle related) and, in the case of such other felony, the Executive is unable to show that he (A) acted in good faith and in a manner he reasonably believed to be in the best interests of the Company and its affiliates and (B) had no reasonable cause to believe his conduct was unlawful; or (ii) the Executive engages in conduct that constitutes willful gross neglect or willful misconduct in carrying out his duties under this Agreement, resulting, in either case, in material harm to the Company or its affiliates, unless the Executive believed in good faith that such act or non-act was in, or was not opposed to, the best interests of the Company and its affiliates.

Change in Control. "Change in Control" shall be deemed to have occurred if:

(i) any person/individual or entity, in one or more transactions or series of transactions, directly or indirectly, acquires 25% or more of the record and beneficial ownership in the voting stock of the Company; or

(ii) individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board, or

(iii) the approval by the shareholders of the Company of any reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company, or

(iv) approval by the shareholders of the Company of any plan or proposal  for the liquidation or dissolution of the Company.

Constructive Termination. "Constructive Termination" by the Executive shall mean termination following the initial existence of one or more of the following conditions arising without the consent of the Executive:

(i) a material diminution in the Base Salary,

(ii) a material diminution in the Executive’s authority, duties, or responsibilities;

(iii) a material diminution in the authority, duties, or responsibilities of the supervisor to whom the Executive is required to report, including a requirement that the Executive report to the corporate officer or employee instead of reporting directly to the Board of Directors of the Company;

(iv) a material diminution in the budget over which the Executive retains authority;

(v) a material change in the geographic location at which the Executive must perform the services; or

(vi) any other action or inaction that constitutes a material breach by the Company of this Agreement.

Excess Parachute Payments. In the event that it shall be determined that any payment or benefit to a Executive (a "Payment"), would constitute an "excess parachute payment" within the meaning of Section 280G of the Internal Revenue Code (the “Code”), the Executive shall be paid an additional amount (a "Gross-Up Payment") such that the net amount retained by the Executive after deduction of any excise tax imposed under Section 4999 of the Code, and any federal, state and local income and employment taxes and excise tax, including any interest and penalties with respect thereto, imposed upon the Gross-Up Payment shall be equal to the Payment.